

February 18, 2014

Via E-mail
Yidan (Andy) Liu
Chief Executive Officer
A & C United Agriculture Developing, Inc.
Oak Brook Pointe, Suite 500
700 Commerce Drive
Oak Brook, Illinois 60523

> Re: **A & C United Agriculture Developing, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed December 16, 2013**
> **File No. 333-179082**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013

Independent Registered Public Accounting Firm's Auditor's Report on the Financial Statements, page F-2

1. Rule 8-02 of Regulation S-X requires that smaller reporting companies file an audited balance sheet as of the end of each of the two most recent fiscal years, and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. However, it appears your auditor's report only covers September 30, 2013, and the related statements of loss, shareholders' equity, and cash flows for the fiscal year ended September 30, 2013, and for the cumulative period from February 7, 2011 (date of inception) through September 30, 2013. In this regard, please revise your filing to include an auditor's report that covers all financial statements required by Rule 8-02 of Regulation S-X.

Exhibit 31.1 Certification

2. Please revise the signature of this certification to indicate that Yidan (Andy) Liu is signing in the capacity of both Chief Executive Officer and Chief Financial Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief